Exhibit 99.1

Full Truck Alliance Co. Ltd. Updates the Status Under Holding Foreign Companies Accountable Act

GUIYANG, China, May 5, 2022—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today updates its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer on May 4, 2022 U.S. Eastern Time, following the Company’s filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 25, 2022.

The Company understands that this identification under the HFCAA and its implementation rules issued thereunder indicates that the SEC determines that the Company used a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s securities from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect the auditor’s working paper.

The Company has been actively exploring possible solutions to protect the interest of its shareholders. The Company will continue to comply with applicable laws and regulations in both China and the United States.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com